SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crestwood Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226372100

(CUSIP Number)

Steven M. Dougherty

700 Louisiana Street, Suite 2060

Houston, TX 77002

(832) 519-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ❑

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Gas Services Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,537,951 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,537,951 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,537,951 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.26%^
14	TYPE OF REPORTING PERSON OO

*	Includes 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC, and 137,105 common owned directly by Crestwood Gas Services GP, LLC, the sole general partner of the Issuer. Crestwood Gas Services Holdings LLC owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,871,663 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,871,663 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,871,663 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.15%^
14	TYPE OF REPORTING PERSON OO

*	Includes 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. Crestwood Holdings LLC is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,871,663 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,871,663 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,871,663 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.15%^
14	TYPE OF REPORTING PERSON OO

*	Includes 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. Crestwood Holdings II LLC is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON Crestwood Holdings Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,871,663 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,871,663 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,871,663 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.15%^
14	TYPE OF REPORTING PERSON OO

*	Includes 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. Crestwood Holdings Partners, LLC is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON FR XI CMP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,871,663 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,871,663 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,871,663 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.15%^
14	TYPE OF REPORTING PERSON OO

*	Includes 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. FR XI CMP Holdings LLC is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON FR Midstream Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,738 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,738 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,738 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%^
14	TYPE OF REPORTING PERSON OO

*	Includes 151,075 common units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. FR Midstream Holdings LLC is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,738 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,738 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,738 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%^
14	TYPE OF REPORTING PERSON PN

*	Includes 151,075 common unit owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. First Reserve GP XI, L.P. is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON First Reserve GP XI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,738 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,738 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,738 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%^
14	TYPE OF REPORTING PERSON CO

*	Includes 151,075 common units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 137,105 Class C units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. First Reserve GP XI, Inc. is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

CUSIP No. 226372100

1	NAME OF REPORTING PERSON William E. Macaulay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 26,022,738 common units*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 26,022,738 common units*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,022,738 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.40%^
14	TYPE OF REPORTING PERSON IN

*	Includes 151,075 common units owned directly by KA First Reserve, LLC. FR Midstream Holdings LLC owns a majority of the membership interests in KA First Reserve, LLC and controls the board of managers of KA First Reserve, LLC. Also includes an additional 137,105 common units owned directly by Crestwood Gas Services GP LLC, the sole general partner of the Issuer, and 6,190,469 Class D units, which represent limited partner interests in the Issuer, owned directly by Crestwood Gas Services Holdings LLC. William E. Macaulay is the Chairman of and has the right to appoint a majority of the board of directors of First Reserve GP XI, Inc., which is the general partner of First Reserve GP XI, L.P., which is the managing member of FR Midstream Holdings LLC, which is the sole member of FR XI CMP Holdings LLC, which is the controlling member of Crestwood Holdings Partners, LLC, which is the sole member of Crestwood Holdings II LLC, which is the sole member of Crestwood Holdings LLC, which is the sole member of Crestwood Gas Services Holdings LLC, which owns all of the outstanding equity interests in Crestwood Gas Services GP LLC.
^	Based on 53,764,924 of the Issuer’s common units outstanding as of April 8, 2013 and a total of 6,190,469 common units issuable upon conversion of outstanding Class D units (including Class D units received as payment-in-kind dividends). The Class D units will automatically convert into common units on a one-for-one basis on March 1, 2014.

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the SEC on October 12, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 2, 2010, (“Amendment No. 1”), Amendment No. 2 filed with the SEC on January 13, 2011 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on May 31, 2011 (“Amendment No. 3”), and Amendment No. 4 field with the SEC on August 29, 2012 (and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 13D”). This Amendment relates to common units representing limited partner interests (the “Common Units”) of Crestwood Midstream Partners LP, a Delaware limited partnership (the “Issuer”), whose principal executive offices are located at 700 Louisiana Street, Suite 2060, Houston, Texas 77002.

Item 2. Identity and Background

This Amendment is filed by (i) Crestwood Gas Services Holdings LLC, a Delaware limited liability company (“Gas Services Holdings”), (ii) Crestwood Holdings LLC, a Delaware limited liability company (“Crestwood Holdings”), (iii) Crestwood Holdings II LLC, a Delaware limited liability company (“Crestwood Holdings II”), (iv) Crestwood Holdings Partners, LLC, a Delaware limited liability company (“Crestwood Holdings Partners”), (v) FR XI CMP Holdings LLC, a Delaware limited liability company (“FR XI CMP”), (vi) FR Midstream Holdings LLC, a Delaware limited liability company (“FR Midstream Holdings”), (vii) First Reserve GP XI, L.P., a Delaware limited partnership (“FR GP LP”), (viii) First Reserve GP XI, Inc., a Delaware corporation (“FR GP Inc.”) and (ix) William E. Macaulay, a United States citizen (collectively, with Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II, Crestwood Holdings Partners, FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc., the “Reporting Persons”).

Crestwood Gas Services GP LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Issuer. The General Partner holds the general partner units and incentive distribution rights in the Issuer and manages the business and affairs of the Issuer. Gas Services Holdings directly owns 17,210,377 Common Units of the Issuer, 6,190,469 Class D units, which represent limited partner interests in the Issuer, and all of the outstanding equity interests of the General Partner. Crestwood Holdings is the sole member of Gas Services Holdings. Crestwood Holdings II is the sole member of Crestwood Holdings. Crestwood Holdings Partners is the sole member of Crestwood Holdings II. FR XI CMP is the controlling member of Crestwood Holdings Partners. FR Midstream Holdings is the sole member of FR XI CMP. FR GP LP is the managing member of FR Midstream Holdings. FR GP Inc. is the general partner of FR GP LP. Mr. Macaulay is the Chairman of and has the right to appoint a majority of the board of directors of FR GP Inc.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the officers and, where applicable, members of the board of directors or management committee of the Reporting Persons (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

The principal business and office address of each of Gas Services Holdings, Crestwood Holdings, Crestwood Holdings II and Crestwood Holdings Partners is c/o Crestwood Holdings Partners, LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002. The principal business and office address of each of FR XI CMP, FR Midstream Holdings, FR GP LP, FR GP Inc. and Mr. Macaulay is One Lafayette Place, Greenwich, CT 06830.

FRC Founders Corporation, advisor of FR GP Inc., is an alternative asset manager making equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. FR XI CMP, FR Midstream Holdings, FR GP LP and FR GP Inc. are each principally engaged in the business of managing investments in other companies engaged in various energy and energy related activities. Each of Crestwood Holdings Partners, Crestwood Holdings II and Crestwood Holdings was formed to make investments in energy-related midstream assets, including the Issuer, and to undertake activities related thereto.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Listed Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information:

On November 9, 2012 and February 12, 2013, respectively, the Issuer distributed 174,230 and 183,995 additional Class C units, representing limited partner interests in the Issuer (the “Class C Units”) to the holders of Class C Units as a payment-in-kind distribution as provided for in the Partnership Agreement. As part of this distribution, KA First Reserve was issued an additional 3,091 and 3,253 Class C Units, respectively, and the General Partner was issued an additional 26,679 and 28,718 Class C Units, respectively.

Pursuant to the terms of that certain Class C Unit Purchase Agreement, dated February 18, 2011, the Class C Units converted to Common Units of the Issuer on a one-to one basis on April 1, 2013.

On January 8, 2013, the Issuer entered into that certain contribution, Conveyance and Assumption Agreement (the “Contribution Agreement”) with Crestwood Marcellus Holdings LLC, the General Partner, Crestwood Holdings, Gas Services Holdings and Crestwood Marcellus Pipeline LLC (“Marcellus Pipeline”). Pursuant to the Contribution Agreement, Marcellus Holdings, the General Partner, Crestwood Holdings and Gas Services Holdings contributed to Marcellus Pipeline a 65% limited liability company membership interest in Crestwood Marcellus Midstream LLC (the “Subject Interests”). As partial consideration for the Subject Interests, the Issuer issued 6,190,496 Class D units, representing limited partner interests in the Issuer (the “Class D Units”), to Gas Services Holdings and 133,060 general partner units to the General Partner. The Class D Units automatically convert into Common Units on a one-for-one basis on March 1, 2014. The foregoing description of the Contribution Agreement is qualified in its entirety by reference to such Contribution, filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed on January 8, 2013 and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4(d) of the Schedule 13D is hereby amended to add the following information:

(d). Effective January 18, 2013, William G. Manias resigned as Senior Vice President and Chief Financial officer of the General Partner, and Steven M. Dougherty was appointed Senior Vice President and Interim Chief Financial Officer of the General Partner while retaining his position as Chief Accounting Officer of the General Partner.

Item 5. Interest in Securities of the Issuer

The information set forth in Item 2 is hereby incorporated herein by reference.

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

Items 5(a) and (b) of the Schedule 13D are hereby amended to add the following information:

(a) and (b). The following disclosure is based on 59,955,393 Common Units (including 6,190,469 Class D Units) outstanding as of April 8, 2013. See Schedule I for the information applicable to the Listed Persons.

Gas Services Holdings holds 17,210,377 Common Units and 6,190,469 Class D Units, which represent limited partner interests in the Issuer, and 137,105 Common Units owned directly by the General Partner, the sole general partner of the Issuer. Gas Services Holdings owns all of the outstanding equity interests in the General Partner. The Common Units owned by Gas Services Holdings represent approximately 39.26% of the outstanding Common Units with inclusion of the Class D Units or approximately 32.27% of the outstanding Common Units without inclusion of such Class D Units. The General Partner holds 1,112,674 general partner units, 137,105 Common Units and incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) in the Issuer. Crestwood Holdings holds an additional 2,333,712 Common Units, which, when combined with the other indirect ownership of Common Units, represents approximately 43.15% of the outstanding Common Units, including the Common Units held by the General Partner and the Class D Units, or approximately 36.35% of the outstanding Common Units without inclusion of the Common Units owned by the General Partner and Class D Units. FR Midstream Holdings holds an additional 151,075 Common Units owned directly by KA First Reserve. FR Midstream Holdings owns a majority of the membership interests in KA First Reserve and controls the board of managers of KA First Reserve. FR GP Inc. is the managing member of FR Midstream Holdings, which is the sole member of FR XI CMP, which is the controlling member of Crestwood Holding Partners, which is the sole member of Crestwood Holdings II, which is the sole member of Crestwood Holdings, which is the sole member of Gas Services Holdings, which owns all the outstanding equity interest in the General Partner. When FR Midstream Holdings’ direct ownership of Common Units are combined with other indirect ownership of Common Units, such ownership interests represent approximately 43.40% of the outstanding Common Units, including the Common Units owned by the General Partner and Class D Units, or approximately 36.63% without the inclusion of the Common Units owned by the General Partner and Class D Units.

Each of the Reporting Persons may be deemed to beneficially own the Common Units reported herein. The filing of this Amendment shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement. Each Reporting Person disclaims beneficial ownership of the securities reported herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: April 9, 2013

Crestwood Gas Services Holdings LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings II LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

Crestwood Holdings Partners, LLC

By:	/s/ Kelly J. Jameson

Name: Kelly J. Jameson
Title: Senior Vice President

FR XI CMP Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

FR Midstream Holdings LLC

By:	First Reserve GP XI, L.P., its managing member

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

First Reserve GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

First Reserve GP XI, Inc.

By:	/s/ Michael France

Name: Michael France
Title: Managing Director

/s/ Anne E. Gold as attorney-in-fact for William E. Macaulay
William E. Macaulay

SCHEDULE I

Officers of Crestwood Gas Services GP LLC

Robert G. Phillips

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer and Chairman

Citizenship: USA

Amount Beneficially Owned: 0

Joel D. Moxley

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 0

Steven M. Dougherty

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, Interim Chief Financial Officer and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 17,881 (less than 1%)

J. Heath Deneke

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President and Chief Commercial Officer

Citizenship: USA

Amount Beneficially Owned: 10,000 (less than 1%)

Mark. G. Stockard

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President-Treasurer and Investor Relations

Citizenship: USA

Amount Beneficially Owned: 14,781 (less than 1%)

Kelly J. Jameson

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Senior Vice President, General Counsel and Corporate Secretary

Citizenship: USA

Amount Beneficially Owned: 0

Robert T. Halpin

Address: c/o Crestwood Holdings Partners LLC, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Vice President – Business Development

Citizenship: USA

Amount Beneficially Owned: 13,058 (less than 1%)

Board of Directors of Crestwood Gas Services GP LLC

Alvin Bledsoe

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 62,809 (less than 1%)

Timothy H. Day

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 6,781 (less than 1%)

Michael France

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 6,781 (less than 1%)

Philip D. Gettig

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: Retired

Citizenship: USA

Amount Beneficially Owned: 23,455 (less than 1%)

Vanessa Gomez LaGatta

Address: c/o Quicksilver Resources, Inc., 801 Cherry Street, Suite 3700, Unit 19, Fort Worth, Texas 76102

Principal Occupation: Vice President, Treasurer of Quicksilver Resources, Inc., a publicly-held oil and natural gas company

Citizenship: USA

Amount Beneficially Owned: 6,534 (less than 1%)

Joel Lambert

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Vice President, Legal of First Reserve

Citizenship: USA

Amount Beneficially Owned: 6,781 (less than 1%)

J. Hardy Murchison

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President Encino Energy

Citizenship: USA

Amount Beneficially Owned: 7,252 (less than 1%)

Robert G. Phillips

(see above)

John W. Somerhalder II

Address: c/o Crestwood Midstream Partners LP, 700 Louisiana Street, Suite 2060, Houston, Texas 77002

Principal Occupation: President, Chief Executive Officer and a Director of AGL Resources Inc., a publicly-held energy services holding company whose principal business is the distribution of gas

Citizenship: USA

Amount Beneficially Owned: 41,198 (less than 1%)

Officers of Crestwood Holdings LLC

Robert G. Phillips

(see above)

Steven M. Dougherty

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Kelly J. Jameson

(see above)

Robert T. Halpin

(see above)

Officers of Crestwood Holdings II LLC

Robert G. Phillips

(see above)

Steven M. Dougherty

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Robert T. Halpin

(see above)

Kelly J. Jameson

(see above)

Officers of Crestwood Holdings Partners, LLC

Robert G. Phillips

(see above)

Steven M. Dougherty

(see above)

Joel D. Moxley

(see above)

J. Heath Deneke

(see above)

Robert T. Halpin

(see above)

Kelly J. Jameson

(see above)

Members of the Management Committee of Crestwood Holdings Partners, LLC

Timothy H. Day

(see above)

Michael France

(see above)

Robert G. Phillips

(see above)

Board of Directors of First Reserve GP XI, Inc.

William E. Macaulay

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chairman and Chief Executive of First Reserve

Citizenship: USA

Amount Beneficially Owned: 26,022,738 Common Units (43.40%)

Anne E. Gold

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Compliance Officer and Secretary of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Financial Officer and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Officers of First Reserve GP XI, Inc.

William E. Macaulay

(see above)

John A. Hill

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Vice Chairman of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Timothy H. Day

(see above)

Cathleen M. Ellsworth

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Michael G. Frances

(see above)

Anne E. Gold

(see above)

Francesco Giuliani

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: Italy

Amount Beneficially Owned: 0

Neil J. Hartley

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: British

Amount Beneficially Owned: 0

Will Honeybourne

Address: c/o FRC Founders Corporation, 600 Travis, Suite 6000, Houston, TX 77002

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alex T. Krueger

Address: c/o FRC Founders Corporation, 7th Floor, 25 Victoria St., London, SW1H OEX, United Kingdom

Principal Occupation: President and Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

John Mogford

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: British

Amount Beneficially Owned: 0

Kenneth W. Moore

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

David A. Posner

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jeffrey Quake

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Claudi Santiago

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Chief Operating Officer and Managing Director of First Reserve

Citizenship: Spain

Amount Beneficially Owned: 0

Alan G. Schwartz

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Alexander D. Williams

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: British

Amount Beneficially Owned: 0

Neil A. Wizel

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Joshua R. Weiner

Address: c/o FRC Founders Corporation, One Lafayette Place, Greenwich, CT 06830

Principal Occupation: Managing Director of First Reserve

Citizenship: USA

Amount Beneficially Owned: 0

Jennifer C. Zarrilli

(see above)